UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

31 March 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

31 March 2008

MEDIA RELEASE

New era for telecommunications

Telecom New Zealand chief executive Paul Reynolds said today that 31 March 2008 marked a milestone for the company and for the industry as a whole, as the company’s formal separation into distinct business units paved the way for a era in telecommunications.

Dr Reynolds was commenting following the finalisation of Telecom’s Undertakings on operational separation.

“Our ‘Separation Day’ is a milestone in so many ways - for our customers, for
Telecom’s more than 7,000 staff, and indeed for all users of telecommunications in New Zealand.”

Dr Reynolds said the finalisation of the Undertakings marked the conclusion of lengthy and exhaustive process of negotiation and discussion, involving the
Minister of Communications and his officials, Telecom New Zealand people and many others across the industry.

“MED and Telecom people have worked tirelessly on the detail of the for close to a year and as a consequence of thousands of hours of we have a clear understanding of both the words and the spirit of the
Undertakings.

“I'd like to take the opportunity to express my appreciation to a bunch of very dedicated people.

“I also want to acknowledge the constructive relationship Minister Cunliffe has brought to his engagement with Telecom New Zealand as the Undertakings have together in recent months.

“The milestones attached to the Undertakings are challenging but achievable.

“Meanwhile Telecom New Zealand’s people have hit the ground running, with a number of very large infrastructure investment projects in train.

“Collectively these investments will deliver more choice and better products services for telecommunications users, whether they are business or household consumers.

“A central feature of the Undertakings, our commitment to the accelerated rollout of a world-class fast broadband network, is already under way.

“Installation by our Chorus networks business of the 3,600 roadside cabinets that are the building blocks of this network is happening now.

“Other major investment programmes, such as the rollout of our new mobile network, are also proceeding.

“Our Wholesale business, delivering next generation connectivity to service providers throughout New Zealand, has been operating in a separated way for two years.

“Telecom New Zealand’s retail business is ready to compete in the new environment, with more sophisticated products and services for business and domestic users. And so many of these products and services will be powered by the sophisticated broadband network we are laying down.

“While working across three separate business units, Telecom’s people are by a single customer focus. With Separation Day here, this focus will be than ever,” Dr Reynolds said.

ends

Contact:
Mark Watts
Head of External Media
Telecom
Mobile: 027 250 4018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 31 March 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary